EXHIBIT 12.1

THE ST. PAUL TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Three and Six Months Ended June 30, 2004 and 2003

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2004	2003	2004	2003

Income (loss) before income taxes and minority interest	$(485)	$601	$322	$1,008
Interest	66	40	102	92
Portion of rentals deemed to be interest	15	11	24	20
Income (loss) available for fixed charges	$(404)	$652	$448	$1,120

Fixed charges:
Interest	$66	$40	$102	$92
Portion of rentals deemed to be interest	15	11	24	20
Total fixed charges	81	51	126	112
Preferred stock dividend requirements	3	—	3	—
Total fixed charges and preferred stock dividend requirements	$84	$51	$129	$112

Ratio of earnings to fixed charges (1)	—	12.78	3.47	10.00

Ratio of earnings to combined fixed charges and preferred dividend requirements (1)	—	12.78	3.56	10.00

The data included in this exhibit for the three and six months ended June 30, 2004 reflects information for TPC for both periods, and information for SPC since the merger date of April 1, 2004.  Data for the three and six months ended June 30, 2003 reflect information for TPC only.

The ratio of earnings to fixed charges is computed by dividing income before federal income taxes and minority interest and fixed charges by the fixed charges.  For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

(1)         The second-quarter 2004 loss was inadequate to cover “fixed charges” by $485 million and “combined fixed charges and preferred stock dividends” by $488 million.